Exhibit 99.1

NORTH AMERICAN ENERGY PARTNERS APPOINTS VP
MAJOR MINING DEVELOPMENTS

Edmonton, Alberta, March 25, 2008 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX: NOA) (NYSE: NOA) today announced the appointment of Chris Yellowega to the newly created position of VP, Major Mining Developments.  Mr.Yellowega will be responsible for leading NAEP’s involvement in major upcoming oil sands mining projects.

Mr. Yellowega most recently served as VP, Upstream Operations with Synenco Energy Inc., where he played a key leadership role in planning the design and execution of a major oil sands mining development.  Before that, he worked in progressively senior roles with Albian Sands Energy, where he gained extensive operational experience in both mining and upgrading, including the development and execution of contracting and operational strategies.

“We are delighted to welcome Chris to NAEP,” said Rod Ruston, President and CEO of NAEP.  “With his extensive oil sands experience and vast operational knowledge, Chris is the ideal candidate to guide our involvement in the major new oil sands projects coming online.  Under his leadership, we expect our well recognized mining capability will be utilized by customers over a wider range of projects in the region.”

Mr. Yellowega assumes his new responsibilities effective April 1, 2008.

About the Company
North American Energy Partners Inc. (www.naepi.ca) is one of the largest providers of heavy construction, mining, piling and pipeline services in Western Canada.  For more than 50 years, NAEP has provided mining and construction services to large oil, natural gas and resource companies, with a principal focus on the Canadian Oil Sands.  The company maintains one of the largest independently owned equipment fleets in the region.

Forward Looking Statements
The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “may”, “could”, “would”, “should”, “believe”, “expect”, “anticipate”, “plan”, “estimate”, “target”, ‘project”, “intend”, “continue”, “further” or similar expressions. Actual results could differ materially from those contemplated by such forward-looking statements as a result of any number of factors and uncertainties, many of which are beyond our control. Important factors that could cause actual results to differ materially from those in forward-looking statements include success of business development efforts, changes in oil and gas prices, availability of a skilled labour force, internal controls, general economic conditions, terms of our debt instruments, exchange rate fluctuations, weather conditions, performance of our customers, access to equipment, changes in laws and ability to execute transactions. Undue reliance should not be placed upon forward-looking statements and we undertake no obligation, other than those required by applicable law, to update or revise those statements.

For more complete information about us you should read our disclosure documents that we have filed with the SEC and the CSA. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.

For further information, please contact:

Kevin Rowand
Investor Relations, Manager
North American Energy Partners Inc.
Phone: (780) 960-4531
Fax:       (780) 960-7103
Email: krowand@nacg.ca